Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Global Equity Dividend and Premium Opportunity Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Equity Dividend and Premium Opportunity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	79,724,406.842	5,252,277.338	0.000	0.000	84,976,684.180
Patricia W. Chadwick	1	79,608,628.842	5,368,055.338	0.000	0.000	84,976,684.180
Sheryl K. Pressler	1	79,644,781.842	5,331,902.338	0.000	0.000	84,976,684.180
Christopher P. Sullivan	1	79,734,390.842	5,242,293.338	0.000	0.000	84,976,684.180

Proposal passed.